enviro Mission

Ground Floor 3 Raglan Street
South Melbourne Victoria 3205
Phone: +61 3 9693 5666
Fax: +61 3 9699 7566
ABN: 52 094 963 238

03032228

Monday 26 August, 2003

SEC FILE NO: 82-34693

SEC MAIL PROCESSING RECEIVED SEP 23 2003 WASH, D.C. 187 SECTION

SUPPL

US Securities and Exchange Commission
Attention Filing Desk
450 Fifth Street N W
WASHINGTON DC 20549
UNITED STATES OF AMERICA

Dear Sir or Madam

Please find enclosed document dated 26 August 2003, released to the market today.

Yours faithfully

Kim Forte

PROCESSED
OCT 07 2003
THOMSON FINANCIAL

Kim Forte
Communications Manager
EnviroMission Limited
+61 3 8823 5305

dw 9/29

EnviroMission Limited
ACN: 094 963 238

Ground Floor
3 – 5 Raglan Street
South Melbourne
Victoria 3205
T: +61 3 9693 5666
F: +61 3 9699 7566
E: evm.enviromission.com.au

COMPANY ANNOUNCEMENTS DIVISION
For Immediate Release
Tuesday 26 August, 2003

COMPANY ANNOUNCEMENT

PROPOSED PLACEMENT

EnviroMission Limited announces it intends to proceed with an additional placement of 333,333 ordinary fully paid shares at $0.15 to raise a further $50,000 for working capital.

The placement will be undertaken pursuant to section 708 (8) of the Corporations Act.

Ends

Ian Riley
Company Secretary

enviro Mission

Ground Floor 3 Raglan Street
South Melbourne Victoria 3205
Phone: +61 3 9693 5666
Fax: +61 3 9699 7566
ABN: 52 094 963 238

Friday 22 August, 2003

SEC FILE NO: 82-34693

US Securities and Exchange Commission
Attention Filing Desk
450 Fifth Street N W
WASHINGTON DC 20549
UNITED STATES OF AMERICA

Dear Sir or Madam

Please find enclosed document dated 22 August 2003, released to the market today.

Yours faithfully

Kim Forte
Communications Manager
EnviroMission Limited
+61 3 8823 5305

EnviroMission Limited
ACN: 094 963 238

Ground Floor
3 – 5 Raglan Street
South Melbourne
Victoria 3205
T: +61 3 9693 5666
F: +61 3 9699 7566
E: evm.enviromission.com.au

COMPANY ANNOUNCEMENTS DIVISION
For Immediate Release
Tuesday 26 August, 2003

COMPANY ANNOUNCEMENT

PROPOSED PLACEMENT

EnviroMission Limited announces it intends to proceed with an additional placement of 333,333 ordinary fully paid shares at $0.15 to raise a further $50,000 for working capital.

The placement will be undertaken pursuant to section 708 (8) of the Corporations Act.

Ends

Ian Riley
Company Secretary

enviro Mission

Ground Floor 3 Raglan Street
South Melbourne Victoria 3205
Phone: +61 3 9693 5666
Fax: +61 3 9699 7566
ABN: 52 094 963 238

Monday 11 August, 2003

SEC FILE NO: 82-34693

US Securities and Exchange Commission
Attention Filing Desk
450 Fifth Street N W
WASHINGTON DC 20549
UNITED STATES OF AMERICA

Dear Sir or Madam

Please find enclosed document dated 11 August 2003, released to the market today.

Yours faithfully

Kim Forte
Communications Manager
EnviroMission Limited
+61 3 8823 5305

EnviroMission Limited
ACN: 094 963 238

Ground Floor
3 – 5 Raglan Street
South Melbourne
Victoria 3205
T: +61 3 9699 5666
F: +61 3 9699 7566
E: evm.enviromission.com.au

COMPANY ANNOUNCEMENTS DIVISION
For Immediate Release
Monday 11 August, 2003

COMPANY ANNOUNCEMENT

PLACEMENT AND SECONDARY SALES

As announced by EnviroMission Limited on 31 July 2003, (**"EnviroMission"**) has completed a placement by the issue of 666,667 fully paid ordinary shares at 15 cents per share (**"Placement Shares"**) to raise $100,000 for additional working capital. A right has also been provide to the investor to purchase up to a further 666,667 fully paid ordinary shares at 15 cents each to raise up to a further $100,000. The right to purchase additional shares expires on 31 December 2003. The Placement Shares were allotted and issued on 8 August 2003. An Appendix 3B relating to the Placement Shares accompanies this announcement.

Secondary Sales and Category of Relief

The issue of the Placement Shares may be subject to a subsequent offer for sale. Accordingly, the Placement Shares will be issued in reliance on the relief from the resale restrictions in subsection 707(3) of the Corporations Act provided in the Australian Securities and Investments Commission (**"ASIC"**) Class Order 02/1180 (**"Class Order"**), subject to the terms of the Class Order and in particular in reliance on Category 1 of Schedule C to that Class Order.

In accordance with Item 5 of Category 1 of the Class Order, EnviroMission confirms that all information of the kind that would be required to be disclosed under section 713(5) of the Corporations Act if a prospectus were to be issued in reliance on section 713 in relation to an offer of the Placement Shares has been disclosed to ASX.

Ends

Ian Riley
Company Secretary

Appendix 3B

**New issue announcement,
application for quotation of additional securities
and agreement**

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

ENVIROMISSION LIMITED

ABN

52 094 963 238

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	666,667
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Parri passu with existing shares from date of allotment

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	15 cents
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	For working capital purposes
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	8 August 2003

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
51,214,720	Fully paid ordinary shares

+ See chapter 19 for defined terms.

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
5,200,000	AK options exercisable at 20 cents expiring 31/7/05
2,118,644	AM options exercisable at 0.1 cent
12,881,356	AQ options exercisable at 0.1 cent escrowed until 06/08/03
375,000	AS options exercisable at 30 cents expiring 28/2/05
400,000	MAI options exercisable at 30 cents expiring 30 November 2005-in voluntary escrow until 15/12/03
1,000,000	Unlisted initial investor A options exercisable at 0.1 cents expiring 31 March 2005
1,000,000	Unlisted initial investor B options exercisable at 0.1 cents expiring 31 December 2005

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Shares have the same rights to dividends as other ordinary shares.

Part 2 - Bonus issue or pro rata issue

+ See chapter 19 for defined terms.

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ✓ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☒ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Invoice to be forwarded from ASX

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the

+ See chapter 19 for defined terms.

Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ....Date: ....11/08/2003.....

Company Secretary

Print name: ..Ian Riley...................................

== == == == ==

enviro Mission

Ground Floor 3 Raglan Street
South Melbourne Victoria 3205
Phone: +61 3 9693 5666
Fax: +61 3 9699 7566
ABN: 52 094 963 238

Wednesday 10 September, 2003

SEC FILE NO: 82-34693

US Securities and Exchange Commission
Attention Filing Desk
450 Fifth Street N W
WASHINGTON DC 20549
UNITED STATES OF AMERICA

Dear Sir or Madam

Please find enclosed document dated 10 September 2003, released to the market today.

Yours faithfully

Kim Forte
Communications Manager
EnviroMission Limited
+61 3 8823 5305

EnviroMission Limited
ACN: 094 963 238

Ground Floor
3 Raglan Street
South Melbourne
Victoria 3205
T: +61 3 9693 5666
F: +61 3 9699 7566
E: evm.enviromission.com.au

COMPANY ANNOUNCEMENTS DIVISION
For Immediate Release
Wednesday, September 10, 2003

COMPANY ANNOUNCEMENT

GLOBAL INTELLECTUAL PROPERTY COMPANY TO BE FORMED

EnviroMission is pleased to announce substantial advances have been achieved with design and construction parameters throughout the pre-feasibility stage of development of Solar Tower technology in Australia.

Continuous intellectual property development associated with identified advances to the technology is proposed to be protected through the formation of a Global Intellectual Property company.

The proposed Global Intellectual Property Company will become the holder of all the existing technology and all future technology developments in association with global commercialisation of Solar Tower technology, including the first power station scheduled for Buronga, New South Wales.

Pre-feasibility development has resulted in value being added to the technology and recognises the extensive advancements made to the original Solar Tower conceptual design. These advances have led to the intended expansion of the technology in the US as announced by SolarMission Technologies, Inc (formerly Energen Global, Inc), August 21, 2003

SolarMission Technologies, a major shareholder in EnviroMission, holds the licence to Solar Tower technology in the US, China and other international markets.

Formation of a Global Intellectual Property Company will ensure ongoing fee revenues for EnviroMission should the anticipated success of the technology in Australia and international markets be achieved.

"This development also highlights the positive progress and solid relationships that have been formed to strategically commercialise Solar Tower technology in Australia and other licenced markets," says Roger Davey, EnviroMission Chief Executive Officer.

"The value to EnviroMission shareholders now reaches beyond the Australian venture and will secure a financial interest in all domestic and international Solar Tower developments," says Davey

Ends.

Ian Riley
Chief Financial Officer
EnviroMission Limited

Ground Floor 3 Raglan Street
South Melbourne Victoria 3205
Phone: +61 3 9693 5666
Fax: +61 3 9699 7566
ABN: 52 094 963 238

Thursday 4 September, 2003

SEC FILE NO: 82-34693

US Securities and Exchange Commission
Attention Filing Desk
450 Fifth Street N W
WASHINGTON DC 20549
UNITED STATES OF AMERICA

Dear Sir or Madam

Please find enclosed document dated 4 September 2003, released to the market today.

Yours faithfully

Kim Forte
Communications Manager
EnviroMission Limited
+61 3 8823 5305

EnviroMission Limited
ACN: 094 963 238

Ground Floor
3 Raglan Street
South Melbourne
Victoria 3205
T: +61 3 9693 5666
F: +61 3 9699 7566
E: evm.enviromission.com.au

COMPANY ANNOUNCEMENTS DIVISION
For Immediate Release
Thursday 4 September, 2003

COMPANY ANNOUNCEMENT

MEDIA RELEASE – SOLAR TOWER SET FOR US DEVELOPMENT

The attached media release relates to future development of Solar Tower technology in the US by SolarMission Technologies, Inc (formerly trading as Energen Global Inc).

US based SolarMission Technologies is a major shareholder of EnviroMission Limited.

The exclusive Australian license to develop Solar Tower renewable energy technology in Australia was granted to EnviroMission Limited in 2001 by SolarMission Technologies in consideration for a 39% interest in EnviroMission.

Australian pre feasibility development has been cornerstone to SolarMission Technologies' plans to commercialise the technology outside Australia.

SolarMission Technologies holds the licence to Solar Tower technology in the US, China and other international markets.

Ends.

Ian Riley
Chief Financial Officer
EnviroMission Limited

SolarMission
Technologies, Inc.

MEDIA RELEASE

Immediate Release – 21 August 2003

SOLAR TOWER SET FOR US DEVELOPMENT

US based SolarMission Technologies, Inc (formerly trading as Energen Global Inc), is set to expand development of Solar Tower technology into the US.

Solar Tower technology is a large-scale solar thermal renewable energy technology capable of generating 200MW of clean green grid connected electricity to around 200,000 households. Development of this technology is currently underway in Australia by EnviroMission Limited, a publicly listed Australian company that SolarMission Technologies has a commercial interest in.

The exclusive license to develop Solar Tower renewable energy technology in Australia was granted to EnviroMission Limited in 2001 by SolarMission Technologies in consideration for a 39% interest in EnviroMission.

Cornerstone to the initial development of the technology in Australia was engineering capability, geological and meteorological suitability, commercial opportunity and social and political support.

As owner of the Solar Tower license in the US, China, Mexico, Jordan, Egypt, Sri Lanka, India, Pakistan, Vietnam and Thailand; SolarMission Technologies now plans to build on EnviroMission's progress and will commence commercialization of the technology outside Australia.

A search for a suitable location for the US has already highlighted enthusiasm for the technology in West Texas, Nevada, California and Arizona.

"US enthusiasm for Solar Tower technology comes as no surprise" says EnviroMission Limited's Chief Executive Officer, Roger Davey, "if enquiries out of the US could be used as an indicator, Solar Tower technology should be bigger than Texas!"

EnviroMission's work to date in Australian has provided the project with the groundwork to effectively drive developments in other licenced markets.

"The real winner from development of this technology in the US will be the environment, with significant greenhouse gas abatement expected from the technology's emission free power generation" says Davey.

A single Solar Tower power station is expected to abate over 700,000 tonnes of greenhouse gases annually, providing an important contribution to the renewable energy challenge in the US.

Ends.

Media Enquiries

EnviroMission Limited/
SolarMission Technologies Inc
Ms Kim Forte
Communications & Public Relations Manager
Telephone +61 3 9693 5605
Cell +61 414 690 356
kforte@enviromission.com.au
www.enviromission.com.au

SolarMission Technologies, Inc
Mr Chris Davey
Chief Financial Officer
Telephone +1 805-413-1020
Cell +1 917-567-3876
cdavey@solarmissiontechnologies.com
www.solarmissiontechnologies.com

Ground Floor 3 Raglan Street
South Melbourne Victoria 3205
Phone: +61 3 9693 5666
Fax: +61 3 9699 7566
ABN: 52 094 963 238

Wednesday 3 September, 2003

SEC FILE NO: 82-34693

US Securities and Exchange Commission
Attention Filing Desk
450 Fifth Street N W
WASHINGTON DC 20549
UNITED STATES OF AMERICA

Dear Sir or Madam

Please find enclosed document dated 3 September 2003, released to the market today.

Yours faithfully

Kim Forte
Communications Manager
EnviroMission Limited
+61 3 8823 5305

EnviroMission Limited
ACN: 094 963 238

Ground Floor
3 Raglan Street
South Melbourne
Victoria 3205
T: +61 3 9693 5666
F: +61 3 9699 7566
E: evm.admin@enviromission.com.au

COMPANY ANNOUNCEMENTS DIVISION
For Immediate Release
Wednesday, September 3, 2003

COMPANY ANNOUNCEMENT

PLACEMENTS AND SECONDARY SALES

As announced by EnviroMission Limited on August 22 and 26, 2003, ("**EnviroMission**") has completed two placements via the issue of 333,333 fully paid ordinary shares for each placement, at 15 cents per share ("**Placement Shares**") to raise $100,000 for additional working capital. A right has also been provided to each investor to purchase up to a further 333,333 fully paid ordinary shares at 15 cents each to raise up to a further $100,000. The right to purchase additional shares expires on December 31, 2003. The Placement Shares were allotted and issued on 29 August 2003. An Appendix 3B relating to the Placement Shares accompanies this announcement.

Secondary Sales and Category of Relief

The issue of the Placement Shares may be subject to a subsequent offer for sale. Accordingly, the Placement Shares will be issued in reliance on the relief from the resale restrictions in subsection 707(3) of the Corporations Act provided in the Australian Securities and Investments Commission ("**ASIC**") Class Order 02/1180 ("**Class Order**"), subject to the terms of the Class Order and in particular in reliance on Category 1 of Schedule C to that Class Order.

In accordance with Item 5 of Category 1 of the class Order, EnviroMission confirms that all information of the kind that would be required to be disclosed under section 713(5) of the Corporations Act if a prospectus were to be issued in reliance on section 713 in relation to an offer of the Placement Shares has been disclosed to ASX.

Ends.

Ian Riley
Chief Financial Officer
EnviroMission Limited

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

ENVIROMISSION LIMITED

ABN

52 094 963 238

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	666,666
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Parri passu with existing shares from date of allotment

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	15 cents
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	For working capital purposes
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	29 August 2003

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	51,881,386	Fully paid ordinary shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	5,200,000	AK options exercisable at 20 cents expiring 31/7/05
		2,118,644	AM options exercisable at 0.1 cent
		12,881,356	AQ options exercisable at 0.1 cent escrowed until 06/08/03
		375,000	AS options exercisable at 30 cents expiring 28/2/05
		400,000	MAI options exercisable at 30 cents expiring 30 November 2005-in voluntary escrow until 15/12/03
		1,000,000	Unlisted initial investor A options exercisable at 0.1 cents expiring 31 March 2005
		1,000,000	Unlisted initial investor B options exercisable at 0.1 cents expiring 31 December 2005

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares have the same rights to dividends as other ordinary shares.

Part 2 - *Bonus issue or pro rata issue*

+ See chapter 19 for defined terms.

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ✓ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☒ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Invoice to be forwarded from ASX

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the

+ See chapter 19 for defined terms.

Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ....Date: ....03/09/2003.....
Company Secretary

Print name: ..Ian Riley...................................

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